Exhibit 99.1

COMMTOUCH SOFTWARE LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
October 26, 2009

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

    NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Monday, October 26, 2009 at 10:00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, CA 94089 (the telephone number at that address is: (650) 864-2000), for the following purposes:

1.	to elect five Directors to serve for the ensuing year or until their successors are elected;

2.	to approve a one-time increase in the annual option grant to continuing non-employee Directors of the Company;

3.
to authorize the Chairman of the Company’s Board of Directors to continue serving as the Chairman of the Company’s Board of Directors and as the Company's Chief Executive Officer for up to three years following the Annual Meeting;

4.	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2009; and

5.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2008.

    Only shareholders who held Ordinary Shares of the Company at the close of business on September 23, 2009 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

    The affirmative vote of the holders of a majority of the outstanding Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals.  In addition, a special majority vote will be required for approval of proposal no. 3.  In order to approve this proposal, the affirmative vote of the Ordinary Shares must either include at least two-thirds of the Ordinary shares voted by shareholders who are not controlling shareholders, or the total shares of non-controlling shareholders voted against this proposal must not represent more than one percent of the outstanding Ordinary Shares.

    All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS GIDEON MANTEL CEO and Chairman of the Board
Netanya, Israel September 29, 2009
WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

COMMTOUCH SOFTWARE LTD.
PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
October 26, 2009

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Monday, October 26, 2009 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089. The telephone number at that address is (650) 864-2000. The Company’s principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

These proxy solicitation materials were mailed on or about September 29, 2009 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING
Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on September 23, 2009 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

At the Record Date, 24,188,970 Shares were issued, outstanding and entitled to vote at the Annual Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders.  If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the right to one vote.

The affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals set forth in this Proxy Statement.  In addition, the approval of proposal 3 requires that the shareholder approval include at least two-thirds of the Shares (other than Shares held by the Company’s controlling shareholders, if any) that are present, in person or by proxy, and voting at the Annual Meeting or, alternatively, the total shareholdings of the shareholders who are not controlling shareholders of the Company and who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.  The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

Copies of the Notice of the Annual Meeting and this Proxy Statement are available on the Company’s website at www.commtouch.com, under the Investor Relations tab (click on the Investor relations documents link).

PROPOSAL ONE
ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten.  The Company currently has seven Directors in office.  These Directors include Yair Bar-Touv and Yair Shamir, who are the Company’s Outside Directors in accordance with Israel’s Companies Law and who were elected for a three-year term of office on March 31, 2008.  The current term of Mr. Bar-Touv and Mr. Shamir will expire in 2011, and therefore they are not required to stand for reelection at the Annual Meeting.  Shareholders are being asked to reelect the five directors listed below. Aviv Raiz’s nomination is in accordance with the terms of the financing round of October 2005, which allow for the investors of that round to propose a director nominee for so long as they continue to own at least 60% of the Shares purchased in that round.  Thus, if all of the Company’s nominees are elected, following the Annual Meeting there will be seven members of the Board in office (including the two Outside Directors).

In accordance with Israel's Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of Israel's Companies Law for election as a Director of a public company, possesses the necessary qualifications and has sufficient time in order to fulfill his or her duties as a Director of the Company, taking into account the Company's size and special needs.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified. It is not expected that any nominee will be unable or will decline to serve as a Director.

The Company’s Nominating Committee recommended that the following five nominees be reelected to the Board of Directors at the Annual Meeting, and the Board of Directors approved this recommendation.

The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with Commtouch

Gideon Mantel	50	Chief Executive Officer and Chairman of the Board
Amir Lev	49	President, Chief Technology Officer and Director
Aviv Raiz(1)(4)	51	Director
Hila Karah(1)(3)(4)	40	Director
Lloyd E. Shefsky(2)(3)(4)	68	Director

There is no familial relationship between any of the Directors or Executive Officers of the Company.
(1)	Member of the Compensation Committee (in addition to Yair Bar-Touv)

(2)	Member of Audit Committee (in addition to Yair Bar-Touv and Yair Shamir)
(3)	Member of Nominating Committee (in addition to Yair Shamir)
(4)	Determined by the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2). Yair Bar-Touv and Yair Shamir are also independent directors of the Company

Gideon Mantel is a co-founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch’s Chief Operating Officer. In November 1997, he became Commtouch’s Chief Executive Officer, and in December 2006, he was also appointed as the Chairman of the Board. He has also served as a Director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and President since May 2000. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University of Jerusalem.

Aviv Raiz is the founder and President of Eurotrust Ltd.  Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an M.B.A. from Tel Aviv University.

Hila Karah has been the CIO of Eurotrust Ltd. since 2006. Ms. Karah has been a private and public equity investor in several high-tech, bio-tech and Internet companies since 2000. Prior to her joining Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a BA in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Lloyd E. Shefsky is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where he is Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations.  Mr. Shefsky received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

As noted above, Yair Bar-Touv and Yair Shamir are the Company’s Outside Directors elected in accordance with Israel’s Companies Law for a three-year term of office that will expire in 2011.  Biographical information concerning Mr. Bar-Touv and Mr. Shamir follows for information purposes only.

Yair Bar-Touv is formerly the CIO of a leading government enterprise specializing in analytic software solutions for knowledge discovery (text and data mining) of large volumes of data, with a focus on changing the ways enterprise organizations make decisions with regards to primary business processes.  Mr. Bar-Touv is also the former CEO of Elron Telesoft  and co-CEO of NCC, a leading Systems Integrator operating in Israel and the USA, which was acquired in 1997 by Elron Electronics.  Mr. Bar-Touv holds an M.Sc in Computer Engineering from the Technion Institute of Technology (1987) and a B.Sc in Electronic Engineering from Ben-Gurion University (1981).

Yair Shamir is the Chairman and Managing Partner of Catalyst Investments and the Chairman of IAI, Israeli Aerospace Industries.  From 2004 to 2005, Mr. Shamir was Chairman of El Al, Israeli Airlines and lead the privatization process of the firm.  From 1997 to 2005, Mr. Shamir served as Chairman and CEO of VCON Telecommunications Ltd.  From 1995 to 1997, Mr. Shamir served as executive vice president of the Challenge Fund-Etgar L.P.  From 1994 to 1995, he served as Chief Executive Officer of Elite Food Industries, Ltd.  From 1988 to 1993, Mr. Shamir served as Executive Vice President and General Manager of Scitex Corporation, Ltd. Mr. Shamir served in the Israeli Air Force as a pilot and commander from 1963 to 1988. During his term in the Air Force, Mr. Shamir attained the rank of colonel and served as head of the electronics department, the highest professional electronics position within the Air Force.  He currently serves as a director of DSP Group Corporation and also serves as director of other private hi-tech companies.  Mr. Shamir holds a B.Sc. Electronics Engineering from the Technion, Israel Institute of Technology.

Proposal
The shareholders are being asked to elect the five Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL TWO
APPROVAL OF ONE-TIME INCREASE IN THE ANNUAL OPTION GRANT TO CONTINUING
NON-EMPLOYEE DIRECTORS OF THE COMPANY

Background

Under Israel’s Companies Law, the compensation terms of Directors of the Company require shareholder approval.  Nasdaq Corporate Governance Listing Rule 5635(c) requires shareholder approval if a stock option plan or other equity compensation arrangement is made or materially amended pursuant to which stock may be acquired by officers, directors, employees or consultants.

In addition to the cash compensation approved by shareholders at last year’s Annual Meeting, the Company grants new non-employee Directors options to purchase 50,000 Shares, and provided a non-employee Director continues to serve in that capacity in the following year, the Company grants continuing non-employee Directors options to purchase 16,667 Shares.  Given the significant drop in the Company’s share price, many of the previous option grants issued to continuing non-employee Directors remain out of the money.  Considering this fact, the level of involvement expected of Directors plus the fact that all of the current nominees to the Board and the Outside Directors have been in service to the Company for more than one year (and in some cases for many years), the Company believes it is fair and appropriate to provide a one-time increase in the annual grant to continuing non-employee Directors from 16,667 Shares to 30,000.

The Company’s Amended and Restated 1999 Nonemployee Directors Stock Option Plan (“Plan”) generally governs the terms under which non-employee Directors are granted options.  [However, as noted in past proxy statements, due in large measure to Israeli tax considerations, Israeli based non-employee Directors receive their options under the Amended and Restated Israeli Share Option Plan.]  Thus, in order to effect the above-mentioned increase in the annual options grant to all continuing non-employee Directors, and in order to clarify that the date for issuance of the annual grant is the Annual Meeting date, the Company is seeking to modify the Plan. The proposed amendment to the Plan was recommended by the Company's Compensation Committee and approved by the Company's Audit Committee and Board of Directors.

Proposal

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that Section 6(b) of the Plan is amended to read as follows:

Mandatory Annual Option Grants. Subject to the terms and conditions of this Plan, on the date of the annual meeting of shareholders of the Company, the Company shall grant to each Nonemployee Director then in office (other than a Nonemployee Director who received a grant under Section 6(a) on or after the record date for such annual meeting) an Option to purchase up to 16,667 shares at an exercise price equal to the Fair Market Value of such shares on the date of such option grant; provided, however, that in lieu of such annual grant for 2009, each Nonemployee Director in office immediately after the annual general meeting of shareholders on October 26, 2009 shall be granted a one-time Option grant of 30,000 shares. Any Option granted pursuant to this Section 6(b) shall be referred to as an “Annual Option.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation
   The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL THREE

AUTHORIZATION OF THE COMPANY’S CHAIRMAN TO CONTINUE TO SERVE AS BOTH THE
CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS AND THE COMPANY’S CHIEF
EXECUTIVE OFFICER

Background

The Israel Companies Law provides that the chairman of the board of directors of a public company cannot also serve as the chief executive officer of the company, unless authorized by such company's shareholders.  Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder authorization.  The law also allows for an extension(s) of the term of this office for additional period(s) of three years, subject to shareholder approval of each such three year term.

At the Annual Meeting of December 15, 2006, the Company's shareholders ratified the nomination of Gideon Mantel, CEO of the Company, as Chairman of the Board for a term of three years.  The Company's Nominating Committee recommended that Mr. Gideon Mantel continue to serve in both capacities for a period not to exceed three years from the date of the Annual Meeting, and the Company’s Board has approved such recommendation, subject to shareholder approval.  The Board determined that it is in the best interest of the Company and its shareholders to have Mr. Gideon Mantel continue to serve in both of these capacities.

Proposal

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the shareholders of the Company hereby authorize Mr. Gideon Mantel to serve as Chairman of the Board and Chief Executive Officer of the Company for an additional period of up to three years.”

Vote Required

Authorization of the Chief Executive Officer to serve as the Chairman of the Board of the Company requires the vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting on the proposal.  In addition, the shareholder approval must include at least two-thirds of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Annual Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL FOUR
RATIFICATION OF APPOINTMENT AND COMPENSATION OF
THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2009.  Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since inception.  A representative of Kost, Forer, Gabbay & Kasierer is expected to attend the Annual Meeting and may make a statement thereat. The representative will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2009 fiscal year and to authorize the Board to set the compensation of these auditors.  Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors.  The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the fiscal year ending December 31, 2009 is hereby ratified, and the Company’s Board of Directors (which may delegate such authority to the Audit Committee) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation
   The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2008

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2008.  The Annual Report on Form 20-F of the Company for the year ended December 31, 2008, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.commtouch.com.

Other Matters

The Company knows of no other matters to be submitted at the upcoming Annual Meeting.

Dated: September 29, 2009